UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                   FORM 12b-25

                         Commission File Number: 0--5265


                           NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K       |_| Form 20-F       |_| Form 11-K       |X| Form 10-Q

                     |_| Form N-SAR       |_| Form N-CSR


                      For Period Ended: September 30, 2005
                                        ------------------

                       |_| Transition Report on Form 10-K

                       |_| Transition Report on Form 20-F

                       |_| Transition Report on Form 11-K

                       |_| Transition Report on Form 10-Q

                       |_| Transition Report on Form N-SAR

                        For the Transition Period Ended:
                                                         ---------------------

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________


                        PART I -- REGISTRANT INFORMATION
                                Scan-Optics, Inc.


Full name of registrant N/A

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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

179 Allyn Street - Suite 508


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


City, state and zip code

Hartford, CT 06103

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                       PART II -- RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

 |X|     (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K,  Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III -- NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if needed)

On August 5, 2005, Scan-Optics, Inc. entered into and closed a Foreclosure Agreement with its secured lender, SO Acquisition, LLC (as the assignee of ZOHAR II 2005-1, Limited, ZOHAR CDO 2003-1, Limited under the Credit Agreement) and Patriarch Partners Agency Services, LLC as agent to the lender.


         The Foreclosure Agreement provides for Scan-Optics, Inc. transferring substantially all of its assets to SO Acquisition, LLC in consideration of the company being released from its obligations under the Third Amended and Restated Credit Agreement, dated March 30, 2004, as amended by the First Amendment thereto date June 27, 2005. The decision to delay the filing of the quarterly report was made to permit management time to complete the report with the required disclosures and pro forma data.

                          PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification



   Scott M. Schooley                  860                        547-1761
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         (Name)                   (Area Code)               (Telephone Number)

         Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
  (2) Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        |X|    Yes    |_|   No




         Is it anticipated that any significant  change in results of operations
  (3) from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        |X|    Yes    |_|   No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Scan-Optics, Inc ceased             Revenue for the third quarter of
        doing business on 8/5/2005          2005 decreased by approximately
        due to the foreclosure of           $24.7 million or 75% as compared
        substantially all of the            to the third quarter of the prior
        assets and most of the              year.
        liabilities.

                                            Net Loss for the third quarter
         .                                  of 2005 increased approximately
                                            $2.3 million over the prior year.

Registrant refers the reader to its Current Report on Form 8-K filed August 5, 2005 and Form 8-KA filed August 11, 2005 as well as the June 30, 2005 10-Q.


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                                Scan-Optics, Inc.
                                -----------------

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2005                                 /s/ Scott M. Schooley
                                                        ---------------------
                                                        Scott M. Schooley
                                                        President

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